UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Nilsine Partners NP1X Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

900 E. 96th Street, Suite 310
Indianapolis, Indiana 46240

Telephone Number (including area code):

(317) 653-2756

Name and address of agent for service of process:

Ryan M. Laughon
Secretary
900 E. 96th Street, Suite 310
Indianapolis, Indiana 46240

With copies to:

David P. Hooper, Esq.
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  [X] No  [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of Indianapolis and the State of Indiana on the 7th day of January, 2026.

NILSINE PARTNERS NP1X FUND

By:  /s/ Jason C. Brown
       Name: Jason C. Brown
       Title: President and Chief Executive Officer

Attest: /s/ Ryan M. Laughon
Name: Ryan M. Laughon
Title: Secretary